SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Sohu.com Limited

(Name of Issuer)

Ordinary Shares, $0.001 par value

(Title of Class of Securities)

83410S108

(CUSIP Number)

Timothy B. Bancroft

Goulston & Storrs PC

400 Atlantic Avenue

Boston, MA 02110

Tel: (617) 574-3511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP NO. 83410S108	13D	PAGE 2 OF 7 PAGES

1.	NAME OF REPORTING PERSON Charles Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 378,700 Ordinary Shares
	8.	SHARED VOTING POWER 10,716,433 Ordinary Shares
	9.	SOLE DISPOSITIVE POWER 378,700 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 10,716,433 Ordinary Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,095,133 Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 83410S108	13D	PAGE 3 OF 7 PAGES

Amendment No. 13 to Schedule 13D

This Amendment No. 13 (this “Amendment”) amends the Schedule 13D filed by Dr. Charles Zhang (“Dr. Zhang”) with the Securities and Exchange Commission (the “SEC”) on June 16, 2004, as amended by Amendment No. 1 filed with the SEC on April 1, 2010 (“Amendment No. 1”), by Amendment No. 2 filed with the SEC on July 8, 2011 (“Amendment No. 2”), by Amendment No. 3 filed with the SEC on December 14, 2015 (“Amendment No. 3”), by Amendment No. 4 filed with the SEC on June 20, 2016 (“Amendment No. 4”), by Amendment No. 5 filed with the SEC on May 30, 2017 (“Amendment No. 5”), by Amendment No. 6 filed with the SEC on February 1, 2018 (“Amendment No. 6”), by Amendment No. 7 filed with the SEC on June 8, 2018 (“Amendment No. 7”), by Amendment No. 8 filed with the SEC on September 21, 2018 (“Amendment No. 8”), by Amendment No. 9 filed with the SEC on December 20, 2018 (“Amendment No. 9”), by Amendment No. 10 filed with the SEC on June 21, 2019 (“Amendment No. 10”), by Amendment No. 11 filed with the SEC on September 17, 2019 (“Amendment No. 11”), and by Amendment No. 12 filed with the SEC on January 21, 2022 (“Amendment No. 12”). The original Schedule 13D of Dr. Zhang, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, and Amendment No. 12, is hereinafter referred to as the “Initial Statement.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is supplemented as follows:

Dr. Zhang is one of the Directors of Photon Group Limited, a British Virgin Islands corporation (“Photon”), and may be deemed to beneficially own an aggregate of 10,716,433 ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Sohu.com Limited, a Cayman Islands company (the “Issuer”), beneficially owned by Photon. Dr. Zhang shares with the other Directors of Photon the power to vote and dispose of or direct the disposition of such Ordinary Shares. Dr. Zhang disclaims beneficial ownership of such Ordinary Shares except to the extent of his pecuniary interest in such Ordinary Shares. The 10,716,433 Ordinary Shares beneficially owned by Photon are represented by an equal number of American depositary shares (“ADSs”), each representing one Ordinary Share, that are held by Photon.

The following are transactions by Photon in ADSs representing Ordinary Shares of the Issuer that have occurred since the filing of the Initial Statement:

•

From January 18, 2022 to March 11, 2022, Photon purchased on the open market an aggregate of 439,757 ADSs, consisting of (i) 9,652 ADSs purchased on January 18, 2022 for a purchase price of $17.49 per ADS; (ii) 9,652 ADSs purchased on January 19, 2022 for a purchase price of $17.59 per ADS; (iii) 9,652 ADSs purchased on January 20, 2022 for a purchase price of $17.86 per ADS; (iv) 9,652 ADSs purchased on January 21, 2022 for a purchase price of $17.75

CUSIP NO. 83410S108	13D	PAGE 4 OF 7 PAGES

per ADS; (v) 10,300 ADSs purchased on January 24, 2022 for a purchase price of $17.30 per ADS; (vi) 10,300 ADSs purchased on January 25, 2022 for a purchase price of $17.67 per ADS; (vii) 10,300 ADSs purchased on January 26, 2022 for a purchase price of $18.03 per ADS; (viii) 10,300 ADSs purchased on January 27, 2022 for a purchase price of $17.24 per ADS; (ix) 10,300 ADSs purchased on January 28, 2022 for a purchase price of $16.55 per ADS; (x) 11,348 ADSs purchased on January 31, 2022 for a purchase price of $17.80 per ADS; (xi) 11,348 ADSs purchased on February 1, 2022 for a purchase price of $18.36 per ADS; (xii) 11,348 ADSs purchased on February 2, 2022 for a purchase price of $18.11 per ADS; (xiii) 11,348 ADSs purchased on February 3, 2022 for a purchase price of $18.06 per ADS; (xiv) 11,348 ADSs purchased on February 4, 2022 for a purchase price of $17.86 per ADS; (xv) 11,212 ADSs purchased on February 7, 2022 for a purchase price of $17.87 per ADS; (xvi) 11,212 ADSs purchased on February 8, 2022 for a purchase price of $18.21 per ADS; (xvii) 11,212 ADSs purchased on February 9, 2022 for a purchase price of $19.00 per ADS; (xviii) 11,212 ADSs purchased on February 10, 2022 for a purchase price of $19.24 per ADS; (xix) 11,212 ADSs purchased on February 11, 2022 for a purchase price of $18.96 per ADS; (xx) 11,429 ADSs purchased on February 14, 2022 for a purchase price of $18.40 per ADS; (xxi) 11,429 ADSs purchased on February 15, 2022 for a purchase price of $19.08 per ADS; (xxii) 11,429 ADSs purchased on February 16, 2022 for a purchase price of $19.11 per ADS; (xxiii) 11,429 ADSs purchased on February 17, 2022 for a purchase price of $19.45 per ADS; (xxiv) 11,429 ADSs purchased on February 18, 2022 for a purchase price of $18.82 per ADS; (xxv) 11,811 ADSs purchased on February 22, 2022 for a purchase price of $17.89 per ADS; (xxvi) 11,811 ADSs purchased on February 23, 2022 for a purchase price of $18.53 per ADS; (xxvii) 11,811 ADSs purchased on February 24, 2022 for a purchase price of $18.00 per ADS; (xxviii) 11,811 ADSs purchased on February 25, 2022 for a purchase price of $18.27 per ADS; (xxix) 12,289 ADSs purchased on February 28, 2022 for a purchase price of $18.72 per ADS; (xxx) 12,289 ADSs purchased on March 1, 2022 for a purchase price of $19.05 per ADS; (xxxi) 12,289 ADSs purchased on March 2, 2022 for a purchase price of $18.20 per ADS; (xxxii) 12,289 ADSs purchased on March 3, 2022 for a purchase price of $18.31 per ADS; (xxxiii) 12,289 ADSs purchased on March 4, 2022 for a purchase price of $17.76 per ADS; (xxxiv) 14,203 ADSs purchased on March 7, 2022 for a purchase price of $17.61 per ADS; (xxxv) 14,203 ADSs purchased on March 8, 2022 for a purchase price of $16.74 per ADS; (xxxvi) 14,203 ADSs purchased on March 9, 2022 for a purchase price of $17.91 per ADS; (xxxvii) 14,203 ADSs purchased on March 10, 2022 for a purchase price of $17.29 per ADS; and (xxxviii) 14,203 ADSs purchased on March 11, 2022 for a purchase price of $15.86 per ADS (collectively, the “Photon Purchases”).

CUSIP NO. 83410S108	13D	PAGE 5 OF 7 PAGES

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby supplemented as follows:

Photon made the Photon Purchases for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated to read in its entirety as follows:

(a)	Amount Beneficially Owned:

As of the date of this Amendment, Dr. Zhang beneficially owns or may be deemed to beneficially own 11,095,133 Ordinary Shares1.

Percent of Class:                        28.1%

The foregoing percentage is calculated based on 39,306,323 Ordinary Shares of the Issuer outstanding as of December 31, 2020 as reported in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2020, filed by the Issuer with the SEC on March 18, 2021.

(b)	Number of shares as to which Dr. Zhang has:

(i)	sole power to vote or to direct the vote: 378,700 Ordinary Shares.

(ii)	shared power to vote or to direct the vote: 10,716,433 Ordinary Shares.

(iii)	sole power to dispose or to direct the disposition of: 378,700 Ordinary Shares.

(iv)	shared power to dispose or to direct the disposition of: 10,716,433 Ordinary Shares.

[1]

Includes (i) 268,700 Ordinary Shares represented by ADSs held by Dr. Zhang; (ii) 110,000 Ordinary Shares issuable upon the exercise of share options held by Dr. Zhang that are vested or will vest within 60 days following the date of this Amendment; and (iii) 10,716,433 Ordinary Shares represented by ADSs held by Photon. Dr. Zhang disclaims beneficial ownership of the 10,716,433 Ordinary Shares represented by the ADSs held by Photon except to the extent of his pecuniary interest in such Ordinary Shares. Photon is a British Virgin Islands corporation with principal offices at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Photon is an investment holding company. During the five years prior to the date of this Amendment, neither Photon nor any of its directors, officers, shareholders, or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also, during the five years prior to the date hereof, neither Photon nor any of its directors, officers, shareholders, or control persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 83410S108	13D	PAGE 6 OF 7 PAGES

(c)	The following transactions have been effected during the past 60 days:

See Item 3.

(d)	Not applicable.

(e)	Not applicable.

CUSIP NO. 83410S108	13D	PAGE 7 OF 7 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2022	/s/ Charles Zhang
Charles Zhang